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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             McMoRan Exploration Co.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   582445-10-2
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                                 (CUSIP Number)

                   Michael M. Boone, Haynes and Boone, L.L.P.
                    3100 NationsBank Plaza, Dallas, TX 75202,
                                 (214) 651-5552
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


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CUSIP No. 582445-10-2                                          Page 2 of 4 Pages
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      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Gerald J. Ford, individually and as the sole trustee
             and sole grantor of Turtle Creek Revocable Trust        ###-##-####
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS

             BK, OO, PF
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                                7    SOLE VOTING POWER

                                     1,135,617
                                ------------------------------------------------
            NUMBER OF           8    SHARED VOTING POWER
             SHARES
          BENEFICIALLY               0
            OWNED BY            ------------------------------------------------
              EACH              9    SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                  1,135,617
              WITH              ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     0
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      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,135,617
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      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

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      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.1%
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      14     TYPE OF REPORTING PERSON*

             IN
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         The Schedule 13-D, dated September 10, 1997, as amended by Amendment
No. 1 to Schedule 13D (the "Schedule 13D") of Gerald J. Ford relating to the Common Stock of McMoRan Exploration Co., a Delaware corporation, is hereby amended as set forth below. Initially capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 2.  Background.

         Item 2 is hereby amended by the addition of the following paragraph:

                  "Mr. Ford currently serves as a Director of the Company."


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by the addition of the following paragraph:

                  "The Trust acquired 682,437 shares of Common Stock on February 19, 1999 for an aggregate purchase price of $10,100,067. The 682,437 shares were purchased with funds borrowed under a $40 million revolving credit facility with NationsBank of Texas, N.A. and funds borrowed in the ordinary course of the Trust's business activities from a margin account with Goldman Sachs & Co. Amounts loaned under the credit facility bear interest, at the option of Mr. Ford, either at (i) the Prime Rate announced by NationsBank of Texas, N.A. from time to time or
         (ii) a LIBOR rate, as determined by NationsBank of Texas, N.A., for the relevant interest period plus 1% per annum. Amounts bearing interest at the LIBOR-based rate must be repaid at the end of the relevant interest period."


Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Ford beneficially owns 1,135,617 shares of Common Stock (which is approximately 8.1% of the shares of Common Stock outstanding on February 18, 1999 based on information provided by the Company).

         (b) Mr. Ford has sole voting power and sole dispositive power with respect to the 1,135,617 shares of Common Stock he beneficially owns.

         (c) The only transaction in the shares of Common Stock by Mr. Ford or the Trust in the last 60 days was the purchase of 682,437 shares of Common Stock from a stockholder not affiliated with the Company for a purchase price of $14.80 per share in a private transaction.

         (d) Not applicable.

         (e) Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 23, 1999

                                        /s/ Gerald J. Ford
                                        ----------------------------------------
                                        Gerald J. Ford, individually and as sole
                                        trustee of Turtle Creek Revocable Trust


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